As filed with the Securities and Exchange Commission on November 15, 2017

Registration No. 333-217244

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2 on

Form S-1

To

Registration Statement on Form S-4 (File No. 333-182482)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Simply Good Foods Company

(Exact name of registrant as specified in its charter)

Delaware	2000	82-1038121
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1050 17th Street, Suite 1500

Denver, CO 80265

(303) 633-2840

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph E. Scalzo
Chief Executive Officer and President
1050 17th Street, Suite 1500

Denver, CO 80265

(303) 633-2840

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Movsovich

Christian O. Nagler
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800 – Phone
(212) 446-4900 – Facsimile

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒   333-217244

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Shares of common stock	18,945,674	(1)	$11.62	(2)	$220,148,732	(2)	$27,408.52	(3)(4)

(1) Represents shares of Common Stock registered for resale by the Selling Stockholders named in this registration statement, and, in accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall be deemed to cover an indeterminate number of additional shares to be offered or issued from stock splits, stock dividends or similar transactions with respect to the shares being registered.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the Common Stock on The Nasdaq Capital Market (“Nasdaq”) on September 28, 2017.

(3) Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001245.

(4) Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The sole purpose of this Post-Effective Amendment No. 2 on Form S-1 to Registration Statement on Form S-4 is to file the consent of Ernst & Young LLP as Exhibit 23.2 to the registration statement as indicated in Item 16(a) of Part II of this amendment.  No change is made to Part I or Items 13, 14, 15 or 17 of Part II of the registration statement and those items have therefore been omitted.  Accordingly, this amendment consists only of the facing page, this explanatory note, Item 16(a)  Part II, the signature page of the registration statement and the exhibit filed herewith.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.  Exhibits and Financial Statement Schedules

(a)	Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 15th day of November, 2017.

THE SIMPLY GOOD FOODS COMPANY

By:	/s/ Joseph E. Scalzo
Name: Joseph E. Scalzo
Title: Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Joseph E. Scalzo and Shaun P. Mara, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) any and all additional registration statements pursuant to Rule 462(b) of the Securities Act, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on November 15, 2017 in the capacities indicated.

Name	Position	Date

/s/ Joseph E. Scalzo	Chief Executive Officer, President and Director	November 15, 2017
Joseph E. Scalzo	(Principal Executive Officer)

*	Chief Financial Officer	November 15, 2017
Todd Cunfer	(Principal Financial Officer)

*	Vice President, Controller and Chief Accounting Officer	November 15, 2017
Timothy A. Matthews	(Principal Accounting Officer)

*	Chairman of the Board of Directors	November 15, 2017
James M. Kilts

*	Director	November 15, 2017
David J. West

*	Director	November 15, 2017
Clayton C. Daley, Jr.

*	Director	November 15, 2017
Nomi P. Ghez

*	Director	November 15, 2017
James E. Healey

*	Director	November 15, 2017
Robert G. Montgomery

*	Director	November 15, 2017
Richard T. Laube

*	Director	November 15, 2017
Arvin Kash

* By:

/s/ Joseph E. Scalzo
Joseph E. Scalzo
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document
2.1(a)**	Agreement and Plan of Merger, dated April 10, 2017, by and among Conyers Park Acquisition Corp., The Simply Good Foods Company, Conyers Park Parent Merger Sub, Inc., Conyers Park Merger Sub 1, Inc., Conyers Park Merger Sub 2, Inc., Conyers Park Merger Sub 3, Inc., Conyers Park Merger Sub 4, Inc., NCP-ATK HOLDINGS, INC., Atkins Holdings LLC, solely in its capacity as the Majority Stockholder and, solely in its capacity as the Stockholders’ Representative, Roark Capital Acquisition LLC (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4, filed on April 11, 2017).

3.1**	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed on July 13, 2017).

3.2**	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Form 8-K filed on July 13, 2017).

4.1**	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to Registration Statement on Form S-4 filed on June 12, 2017).

4.2**	Warrant Agreement, dated July 14, 2016, between Conyers Park Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Form 8-K filed by Conyers Park Acquisition Corp. on July 20, 2016).

4.3**	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed on July 13, 2017).

5.1**	Opinion of Kirkland & Ellis LLP as to the validity of the shares of The Simply Good Foods Company’s Common Stock (incorporated by reference to Exhibit 5.1 to Amendment No. 3 to Registration Statement on Form S-4 filed on June 12, 2017).

10.1**	Investor Rights Agreement between The Simply Good Foods Company and Conyers Park Sponsor LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on July 13, 2017).

10.2**	Investor Rights Agreement between The Simply Good Foods Company, Conyers Park Sponsor LLC and Atkins Holdings LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on July 13, 2017).

10.3**†	2017 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to Registration Statement on Form S-4 filed on June 12, 2017).

10.4**†	Employment Agreement between Joseph Scalzo and Atkins Nutritionals, Inc., dated February 11, 2013 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Registration Statement on Form S-4 filed on May 15, 2017).

10.5**†	First Amendment to Employment Agreement between Joseph Scalzo and Atkins Nutritionals, Inc., dated August 12, 2013 (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Registration Statement on Form S-4 filed on May 15, 2017).

10.6**†	Severance Agreement between Shaun Mara and Atkins Nutritionals, Inc., dated August 4, 2014 (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Registration Statement on Form S-4 filed on May 15, 2017).

10.7**†	Offer Letter between Scott Parker and Atkins Nutritionals, Inc., dated December 23, 2010 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Registration Statement on Form S-4 filed on May 15, 2017).

10.8**	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 to Amendment No. 3 to Registration Statement on Form S-4 filed on June 12, 2017).

10.9**	Credit Agreement, by and among among Atkins Intermediate Holdings, LLC, Conyers Park Parent Merger Sub, Inc., Conyers Park Acquisition Corp., Conyers Park Merger Sub 1, Inc., Conyers Park Merger Sub 2, Inc., Conyers Park Merger Sub 3, Inc., Conyers Park Merger Sub 4, Inc., NCP-ATK Holdings, Inc., Atkins Nutritionals Holdings, Inc., Atkins Nutritionals Holdings II, Inc., Atkins Nutritionals, Inc., the lenders party thereto and Barclays Bank PLC, as the Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 13, 2017).

10.11**	Assignment, Assumption and Amendment Agreement, dated July 7, 2017, by and among The Simply Good Foods Company, Conyers Park Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 to Form 8-K filed on July 13, 2017).

10.12**†	Amended and Restated Employment Agreement between the Simply Good Foods Company and Joseph E. Scalzo, dated July 7, 2017 (incorporated by reference to Exhibit 10.8 to Form 8-K filed on July 13, 2017).

10.13**	Income Tax Receivable Agreement, by and among The Simply Good Foods Company, Atkins Holdings, LLC and Roark Capital Acquisition, LLC (solely in its capacity as the Stockholders’ Representative), dated July 7, 2017 (incorporated by reference to Exhibit 10.6 to Form 8-K filed on July 13, 2017).

10.14**†	Offer Letter dated June 19, 2017 between Atkins Nutritionals, Inc. and Todd Cunfer (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 11, 2017).

10.15**†	Letter agreement dated August 21, 2017 between The Simply Good Foods Company and Todd Cunfer (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form 8-K filed on August 25, 2017).

21.1**	Subsidiaries of The Simply Good Foods Company.

23.1**	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Conyers Park Acquisition Corp.

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of NCP-ATK Holdings, Inc. and subsidiaries.

23.3**	Consent of Kirkland & Ellis LLP (included as part of the opinion filed as Exhibit 5.1 to Amendment No. 3 to Registration Statement on Form S-4 filed on June 12, 2017 and incorporated herein by reference).

24.1**	Power of Attorney (included in signature pages to this registration statement).

**	Previously filed.
†	Indicates a management contract or compensatory plan.
(a)	The annexes, schedules, and certain exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Simply Good Foods Company hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the Commission upon request.